ROCKWELL VENTURES INC.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Rockwell Ventures Inc. (the “Company”) will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on November 28, 2005, at 2:00 pm, local time, for the following purposes:

A.	Annual General Meeting Matters

1.	To receive the report of the directors of the Company.

2.	To receive and consider the financial statements of the Company for its fiscal year ended May 31, 2005, together with the auditor’s report thereon.

3.	To fix the number of directors of the Company at seven.

4.	To elect directors of the Company for the ensuing year.

5.	To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

B.	Extraordinary General Meeting Matters

In connection with the adoption of new corporate law legislation in British Columbia, the Company is recommending modifying its constituting documents as more particularly described in the accompanying Information Circular and generally described under items 1-3 below:

1.

Pre-Existing Company Provisions - To consider and if thought fit, approve a special resolution to remove certain pre-existing company provisions which would continue to apply unless approved for deletion by shareholders.

2.

New Articles - To consider and if thought fit, adopt a new form of Articles in accordance with the new Business Corporations Act (British Columbia). The Articles govern much of the legal relationship amongst the Company, its shareholders and management.

3.

Preferred Shares – To consider and if thought fit, approve a special resolution to alter the Notice of Articles to provide for a new class of shares comprised of Preferred Shares, without a maximum authorized number, issuable in series, with special rights and restrictions applicable to the class which permit the directors to affix specific rights and restrictions to each series when issued.

Other corporate changes which are not connected with the new corporate legislation are in connection with a proposed common share rollback and the Company’s Share Option Plan as follows:

4.

Consolidation of Common Shares - To consider and if thought fit, approve a special resolution to authorize the board of directors to implement the consolidation of the issued and outstanding Common Shares of the Company on the basis of four Common Shares for one Common Share, and if implemented the contemplated share consolidation must be in a form acceptable to the regulatory authorities.

5.	Share Option Plan - To consider and if thought fit, approve the continuation of the Company’s 10% Rolling Share Option Plan.

Other Matters

1.

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, October 31, 2005.

BY ORDER OF THE BOARD

Ronald W. Thiessen,
President and Chief Executive Officer